Mail Stop 4561

October 6, 2006

Mr. David B. Hills
Chief Executive Officer
Looksmart, LTD.
625 Second Street
San Francisco, CA 94107

      Re: **Looksmart, LTD.**
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Form 10-Q for the Quarterly Period Ended March 31, 2006
               Form 10-Q for the Quarterly Period Ended June 30, 2006
               File No. 000-27265

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Stephen Krikorian
               Accounting Branch Chief